U.S. SEC[illegible] COMMISSION
[illegible] 49

04017227

FACING [illegible]

Annual Audited Report Form X-17A-5 Part III	Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder	SEC File No. 8-34602

REPORT FOR THE PERIOD BEGINNING 1/1/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Official Use Only

16838
Firm ID No.

SORRENTO ASSOCIATES, INC.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

4370 LA JOLLA VILLAGE DRIVE
(No. and Street)

SAN DIEGO (City) CA (State) 92122-1253 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROBERT M. JAFFE, PRESIDENT 858-452-3100
(Area Code Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this report*

DELOITTE & TOUCHE LLP
(Name -- if individual, state last, first, middle name)

701 B Street, Suit 1900 (ADDRESS) San Diego, (City) California (State) 92101 (Zip Code)

CHECK ONE:

x Certified Public Accountant

Public Accountant

Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption.
See section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, Robert M. Jaffe, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedule pertaining to SORRENTO ASSOCIATES, INC. (the "Company"), as of December 31, 2003 and for the year then ended, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

JESSICA HINFEY
Commission # 1312491
Notary Public - California
Orange County
My Comm. Expires Jul 8, 2005

Notary Public

Signature 3/29/04 Date

President
Title

This report** contains (check all applicable boxes):

(x) Independent Auditors' Report
(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Income.
(x) (d) Statement of Cash Flows.
(x) (e) Statement of Changes in Stockholders' Equity.
( ) (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors (Not applicable).
(x) Notes to Financial Statements.
(x) (g) Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (Not applicable).
( ) (i) Information Relating to the Possession or Control Requirements Rule for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934
(x) (j) A Reconciliation, including Appropriate Explanation, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Rule 15c3-3 (Not applicable).
( ) (k) A Reconciliation Between the Audited and Unaudited Statements of Financial Condition with respect to Methods of Consolidation (Not required).
(x) (l) An Oath or Affirmation.
( ) (m) A copy of the SIPC Supplemental Report.
(x) (n) A Report Describing Any Material Inadequacies Found to Exist or Found to Have Existed Since the Date of the Previous Audit (Supplemental Report on Internal Control) (filed concurrently and included in the Public Report as a separate document).

** For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

Sorrento Associates, Inc.

(SEC I.D. No. 8-34602)

Statement of Financial Condition
December 31, 2003 and Supplemental Schedule as of December 31, 2003 and Independent Auditors' Report and Supplemental Report on Internal Control

Filed pursuant to Rule 17a-5(e)(3) as a Public Document

Deloitte.

Deloitte & Touche LLP
Suite 1900
701 "B" Street
San Diego, CA 92101-8198
USA

Tel: +1 619 232 6500
Fax: +1 619 237 1755
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Sorrento Associates, Inc.:

We have audited the accompanying statement of financial condition of Sorrento Associates, Inc. (the "Company") as of December 31, 2003, which you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Sorrento Associates, Inc. at December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

March 31, 2004

SORRENTO ASSOCIATES, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

Cash and cash equivalents	$ 757,206
Restricted cash	10,000
Marketable securities (Note 4)	4,363
Investments in Partnerships (Note 2)	203,771
Property and equipment, at cost less accumulated depreciation (Note 5)	308,299
Deferred tax assets, net	270,600
Other assets	161,824
TOTAL	$ 1,716,063

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:	
Accounts payable and accrued liabilities	$ 333,255
Income taxes payable, net	44,072
Other liabilities	277,371
Total liabilities	654,698
COMMITMENTS AND CONTINGENCIES (Notes 8 and 11)	
STOCKHOLDERS' EQUITY:	
Common stock, no par value—1,000,000 shares authorized; 5,000 shares issued and outstanding	175,390
Retained earnings	885,975
Total stockholders' equity	1,061,365
TOTAL	$ 1,716,063

See notes to the statement of financial condition.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General—Sorrento Associates Inc. (the "Company") is a fully disclosed broker-dealer registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. The Company is also the managing general partner or the indirect general partner of seven limited partnerships (the "Partnerships"), which invest in securities generally deemed to be venture capital investments. The Company's principal source of revenue is from management fees relating to the Partnerships. The Company is a Delaware corporation.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents—Cash equivalents are composed of highly liquid investments with maturities of three months or less when purchased.

Restricted Cash— The Company has $10,000 held as restricted cash in an interest bearing account as a deposit for its office lease.

Investments in Partnerships —The equity method is used to account for the investments in the Partnerships. Such Partnerships record their investments at fair market value; consequently, investments in Partnerships are carried at estimated fair value with realized and unrealized gains and losses recorded through the statement of income.

Marketable Securities—Marketable securities consist of common stock and are valued at market value. The increase or decrease in unrealized gains and losses during the year are included in current year operations. The Company follows industry practice and records security transactions on the trade date. Realized gains and losses on securities transactions are accounted on a specific identification basis.

Property and equipment—Property and equipment includes furnishings, fixtures, equipment and automobiles, which are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets (generally five to seven years). Leasehold improvements are amortized over the shorter of the useful life of the assets or the remaining lease term. Expenditures for maintenance and repairs are charged to expenses as incurred. The following summarizes the economic lives assumed by the Company.

Equipment	5 years
Furniture, fixtures and vehicles	5 years
Leasehold improvements	5 years

Income Taxes—The Company provides for income taxes utilizing the liability method. Under the liability method, current income tax expense or benefit represents the amount of income taxes expected to be payable or refundable for the current year. A deferred income tax asset or liability is established for both the expected future impact of differences in the financial reporting and tax bases of assets and liabilities and for the expected future tax benefit to be derived from tax credits and loss carry forwards.

Deferred income tax expense (benefit) is the change during the year in the net deferred income tax asset or liability. A valuation allowance is established when necessary to reduce deferred tax assets to the amounts expected to be more likely than not realized.

Concentration of Credit Risk—Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents. The Company maintains its cash and cash equivalents with high-credit-quality financial institutions. From time to time, the Company's balances in its bank accounts exceed FDIC limits. The Company periodically evaluates the risk of exceeding insurance levels and makes transfer funds as it deems appropriate. The Company has not experienced any losses with regards to balances in excess of insured limits or as a result of other concentrations of credit risk.

Fair Value of Financial Instruments—Management believes that all financial instruments of the Company are reported in the financial statements either at fair market value or at amounts, which approximate fair value.

Impairment of Long-Lived Assets—On January 1, 2002, the Company adopted Financial Accounting Standards Board ("FASB") SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*. Under SFAS No. 144, the Company reviews long-lived assets for impairment when circumstances indicate the carrying amount of an asset may not be recoverable based on the undiscounted future cash flows of the asset. If the carrying amount of the asset is determined not to be recoverable, a write down to fair value is recorded.

Recently Issued Accounting Standards—In November 2002, FASB issued FASB Interpretation No. ("FIN") 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*, which elaborates on the disclosures to be made by a guarantor about its obligations under certain guarantees issued. It also requires that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. Companies must implement the initial recognition and measurement provisions of Interpretation No. 45 for guarantees issued or modified after December 31, 2002. The disclosure provisions of Interpretation No. 45 are effective for financial statements ending after December 15, 2002. The adoption of FIN 45 did not have a material impact on the Company's financial statements.

In May 2003, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 150, *Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity*. SFAS No. 150 establishes standards for how an issuer classifies and measures certain such financial instruments with characteristics of both liabilities and equity. This statement requires that an issuer classify certain financial instruments as liabilities, including, among others, financial instruments issued in the form of shares that are mandatorily redeemable. The provisions of SFAS No. 150 are required to be adopted by the Company for its first fiscal period beginning after December 15, 2003. The Company is currently evaluating the impact on its consolidated financial position and results of operations, if any, of adopting SFAS No. 150.

The FASB issued revised FASB Interpretation No. 46R, *Consolidation of Variable Interest Entities* ("FIN 46R"), an interpretation of Accounting Research Bulletin No. 51, in January 2003. FIN 46R requires that variable interest entities be consolidated by a company if that company is subject to a majority of the risks and loss from the variable interest entity's residual returns or both. FIN 46R also requires disclosures about variable interest entities that companies are not required to consolidate but in which a company has a significant variable interest. The consolidation requirements of the FIN46R will apply immediately to variable interest entities established after January 31, 2003. The consolidation requirements will apply to entities established prior to January 31, 2003 at the first fiscal year or interim period ending after December 31, 2003. As previously discussed, the Company is a general partner of the Partnerships. At this time, the Company has not determined whether or not the Partnerships will meet the terms of variable interest entities under FIN46 or if the Company would have to consolidate the Partnerships if the Partnerships were deemed to be variable interest entities. See Note 2 for financial information on the Partnerships.

In December 2003, the FASB revised Statement No. 132, *Employers' Disclosures about Pensions and Other Postretirement Benefits* (FAS 132). The revised standard requires new disclosures in addition to those required by the original standard about the assets, obligations, cash flows and net periodic benefit cost of defined benefit pension plans and other defined benefit postretirement plans. As revised, FAS 132 is effective for financial statements with fiscal years ending after December 15, 2003. The Company has adopted the disclosures required by SFAS No. 132, and have included these disclosures in Note 3 — Employee Benefit Plans.

2. INVESTMENTS IN PARTNERSHIPS

Summary of Investments

The Company has a general partner interest in each of Sorrento Equity Partners, L.P. ("SEP"), Sorrento Equity Partners II, L.P. ("SEPII"), Sorrento Equity Partners III L.P. ("SEPIII") and Sorrento Equity Partners I.V., L.P. ("SEPIV"). SEP is the general partner of Sorrento Ventures II, L.P. SEPII is the general partner of Sorrento Ventures IIB, L.P. ("SVIIB") and Sorrento Ventures IIC, L.P. ("SVIIC") and is a limited partner of Sorrento Equity Growth Partners I, L.P. ("SEGPI"), which is the general partner of Sorrento Growth Partners I, L.P. ("SGPI"). SEPIII is the general partner of Sorrento Ventures III, L.P. ("SVIII") and Sorrento Ventures CE L.P. ("SVCE"). SEPIV is the general partner of Sorrento Ventures IV L.P. ("SVIV"). SVII, SVIIB, SVIIC, SGPI, SVIII, SVCE and SVIV (the Partnerships) are limited partnerships, which invest in securities of companies located primarily in San Diego, California. The investment securities are generally deemed to be venture capital investments. The Company has assigned certain interests in its general partnership interests to employees, which has been recorded as compensation expense.

SGPI is licensed as a Small Business Investment Company ("SBIC") and is thus eligible to receive funding backed by the U.S. Small Business Administration ("SBA") in addition to private capital investments. The SBA, through its Participating Preferred Limited Partnership Interests, is entitled to a "prioritized payment" (as defined) each year of approximately 7% on its investment. These prioritized payment allocations are payable only to the extent of net cumulative operating profits of SGPI.

On November 9, 2001, December 8, 2000, September 11, 1998, August 28, 1996 and August 30, 1995, the SBA purchased $2,000,000, $1,600,000, $5,000,000, $2,700,000 and $5,000,000 of Participating Preferred Limited Partnership Interests ("Interests") in SGPI, respectively. These Interests entitle the SBA to preferential distributions from the Investee Partnership, determined as follows:

First, the SBA is entitled to a return based upon the Interests it has purchased. This return, referred to as "prioritized payment," is calculated based upon a percentage of the total amount of Interests purchased to date by the SBA. The percentage is fixed within three months of the date of funding and is 7.4% for Interests purchased in 1995 and 1996, 6.1% for the Interests purchased in 1998, 6.6% for Interests purchased in 2000 and 6.0% for Interests purchased in 2001. Interests purchased in 1998, 2000, and 2001 are subject to an additional 1% prioritized payment. The prioritized payments are cumulative until paid and are only payable to the extent of any net realized increases in partners' capital resulting from operations. SGPI made no cumulative prioritized payment during the year ended December 31, 2003.

Additionally, the SBA is entitled to receive a share of the realized profits. This share, referred to as a "profit participation", is calculated based upon a percentage of net realized increase in partners' capital resulting from operations after deducting cumulative prioritized payments. The percentage is recalculated at the dates of the purchase of additional Interests in accordance with SBIC Regulations, and was approximately 8.6% at December 31, 2003.

SVIIB and SVIIC own approximately 69.8% and 29.2% respectively, of the total private limited partnership interests of SGPI and account for their investments using the equity method of accounting.

As ultimate general partner, the Company may be liable for the obligations of SVII, SVIIB, SVIIC, SVIII, SVCE and SVIV to the extent obligations exceed assets.

Profit and Loss Allocations

Pursuant to the partnership agreements, profits and losses of SVII, SVIIB, SVIIC, SVII, SVCE and SVIV are generally allocated as follows:

> The net profit, if any, for a taxable year will be allocated 1% to the general partner and 99% to the limited partners to the extent that cumulative net losses have previously been allocated to the partners. Otherwise, any net profit will be allocated 20% to the general partner and 80% to the limited partners, except for profits on sales of portfolio investments acquired as unrestricted by SVII, SVIIB or SVIIC which will be allocated 15% to the general partner and 85% to the limited partners.
>
> The net loss, if any, for a taxable year will be allocated 20% to the general partner and 80% to the limited partners, except for losses on sales of portfolio investments acquired as unrestricted by SVII, SVIIB, SVIIC which will be allocated 15% to the general partner and 85% to the limited partners, to the extent that cumulative net profits have previously been allocated to the partners. Otherwise, any net loss will be allocated 1% to the general partner and 99% to the limited partners.

Profits and losses are generally allocated 100% to the limited partners for SEP, 5% to the general partner and 95% to the limited partners for SEPII and 20% to the general partner and 80% to the limited partners for SEPIII and SEPIV.

Pursuant to the partnership agreements of SVII, SVIIB, SVIIC, SVIII, SVCE and SVIV, all cash which the general partner does not expect to use for the operations of the Partnership, investment by the Partnership or for creation of reasonable reserves, will be distributed to the partners. All cash and stock distributions are distributed first to return the amount of the partners' capital contributions (generally 1% to the general partner and 99% to the limited partners). After 100% of the amount of the capital contributions has been returned, subsequent distributions are allocated 20% to the general partner and 80% to the limited partners. Regarding SVII, SVIIB, and SVIIC , distributions relating to portfolio investments acquired as unrestricted are allocated 15% to the general partner and 85% to the limited partners.

Profits and losses of SGPI are allocated first to the SBA in the amount set forth under the SBIC Act, and then 1% to the general partner and 99% to the private limited partners.

Summarized Partnership Financial Information

Summarized financial information for the Partnerships as of and for the year ended December 31, 2003 is as follows:

Condensed Statement of Assets and Liabilities as of December 31, 2003

	SVII	SVIIB	SVIIC	SGPI	SVIII	SVCE	SVIV
Portfolio investments	$ 817,267	$ 285,010	$ -	$ 10,584,694	$ 16,986,113	$ 3,569,946	$ 8,144,017
Partnership investments *		1,509,363	$ 630,506				
Cash, cash equivalents and short-term investments	483,323	1,629,400	976,845	2,429,426	12,411,310	2,541,587	6,785,799
Other assets	93	991	118	123,919	62,500	13,529	37,402
Current liabilities	(36,012)	(91,945)	(16,888)	(30,779)	(22,073)	(11,451)	(15,076)
Partners' capital	$ 1,264,671	$ 3,332,819	$ 1,590,581	$ 13,107,260	$ 29,437,850	$ 6,113,611	$ 14,952,142
Percentage ownership held by the Company	4.01%	4.08%	0.30%	0.01%	0.33%	0.33%	0.33%

(*) Accounted for using the equity method.

Condensed Statement of Changes in Net Assets for the Year Ended December 31, 2003

	SVII	SVIIB	SVIIC	SGPI	SVIII	SVCE	SVIV
Operating income (loss)	$ (47,751)	$ (944)	$ (8,649)	$ (653,419)	$ (896,819)	$ (199,617)	$ (521,142)
Equity in net losses of unconsolidated partnerships		(89,478)	(37,377)				
Net realized gain (loss) on invesments	407,767	10,334		(1,296,893)	(1,295,893)	(270,931)	(1,183,086)
Increase (decrease) in net unrealized apreciation of investments		(281,813)					
Increase in net unrealized appreciation on investments in limited partnerships	6,767			1,822,176	6,287,622	1,311,902	3,739,046
Capital contributions from partners					7,606,465	1,595,960	4,364,141
Distributions	(300,000)	(463,084)			(1,102,027)	(231,226)	(523,460)
Increase (decrease) in partners' capital	$ 66,783	$ (824,985)	$ (46,026)	$ (128,136)	$ 10,599,348	$ 2,206,088	$ 5,875,499
Percentage to total investment	4.01%	4.08%	0.30%	0.01%	0.33%	0.33%	0.33%

As disclosed in the notes to the Partnerships' financial statements, the Partnerships value their portfolio investments at public fair market value, or if there is not a public market, the fair value is determined by the general partner. Portfolio investments of the Partnerships which were valued by the general partner are as follows at December 31, 2003:

	SVII	SVIIB	SVIIC	SGPI	SVIII	SVCE	SVIV
Amount	$ 817,267	$1,790,373	$ 630,506	$10,584,694	$ 16,986,113	$ 3,569,946	$ 8,144,017
Percentage to total investment	4.01%	4.08%	0.30%	0.01%	0.33%	0.33%	0.33%

At December 31, 2003, the Company, as general partner or ultimate general partner, is committed to make additional capital contributions to the Partnerships totaling $14,855.

3. EMPLOYEE BENEFIT PLANS

Money Purchase Plan—The Company has a money purchase pension plan subject to vesting. Generally, employees must complete one year of service and attain 21 years of age to become eligible for the plan. Currently, the Company's annual contribution to the plan equals the 10% of the annual base compensation of all participants, subject to a maximum contribution of $20,000 per participant, with allocations to each participant based on relative compensation levels. Benefits in the form of an annuity or lump-sum distribution are paid upon retirement at age 65 or thereafter, death, disability or termination of employment.

Defined Benefit Plan—The Company adopted a defined benefit pension plan effective January 1, 2000. The benefit is to be based on the employee's highest three-year average salary. Employees are eligible after one year of employment. After two years of employment, employees become 20% vested and are fully vested after six years of employment. The Company's annual obligation is actuarially determined and $90,862 has been determined to be contributed during 2004.

The Company's defined benefit pension plan invests 100% in debt securities.

The following table sets forth the plan's obligations, funded status and amounts recognized in the Company's statement of financial condition at December 31, 2003.

Benefit obligation—January 1, 2003	$ 181,686
Service cost	71,849
Interest cost	11,984
Actuarial loss	38,076
Benefit obligation—December 31, 2003	$ 303,595
Fair value of plan assets—January 1, 2003	$ 121,073
Actual return on plan assets	495
Employer contribution	$ 78,498
Fair value of plan assets—December 31, 2003	$ 200,066
Funded status	$ (103,529)
Unrecognized net actuarial (gain) / loss	37,821
Unrecognized prior service cost	11,413
Net amount recognized	$ (54,295)

Weighted-average assumptions as of December 31, 2003:

Used to determine benefit obligation:	
Discount rate	6%
Expected return on plan assets	8%
Rate of compensation increase	0%
Used to determine net periodic benefit cost:	
Discount rate	7%
Expected return on plan assets	8%
Rate of compensation increase	0%

NQDC Plan—Effective January 1, 1998, the Company established a non-qualified deferred compensation plan (the "NQDC Plan"). Each qualified employee and qualified director may elect to defer the receipt of up to 15% of his or her compensation each year in 1% increments.

The NQDC Plan provides for investment elections as deemed appropriate by the NQDC committee. Currently the committee has elected to have all the funds invested in money market funds. The participants of the NQDC Plan could receive allocations to their account equal to the investment return of funds. The Company may make contributions in addition to the participant's own deferrals at its discretion to which the employee will vest 20% per year, after two full years of service, until fully vested. During 2000, the Company amended vesting for Company contributions made after June 30, 2000, as defined in the amendment. Payments of the participant's distributable or vested benefits are made upon termination, retirement, death or disability. Benefits may be paid in the form of a lump sum or in equal annual installments over five, ten, or fifteen years as elected by the participant.

The Company holds the NQDC Plan assets in a "Rabbi Trust." The NQDC Plan assets, in the amount of $354,101 are included in cash and cash equivalents in the accompanying statements of financial condition as of December 31, 2003. The NQDC Plan obligations, in the amounts $267,643 are included in other liabilities in the accompanying statement of financial condition. Earnings from the NQDC Plan assets were $3,221 during 2003. The Company had no accrued employer contribution as of December 31, 2003.

4. MARKETABLE SECURITIES

Marketable securities consist of the following at December 31, 2003:

3COM	$3,660
Skyepharma PLC	703
Total (cost: $649)	$4,363

5. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31, 2003:

Leasehold improvements	$ 83,687
Furniture, fixtures and vehicles	345,574
Office equipment	149,275
	578,536
Accumulated depreciation and amortization	(270,237)
Total	$ 308,299

6. INCOME TAXES

The tax effects of significant items comprising the Company's net deferred tax asset are as follows at December 31, 2003:

Deferred tax asset:	
Retirement plans	$ 114,600
Property and equipment	28,500
Charitable contribution	25,600
Unrealized losses on investment in Partnerships	98,300
Professional fees	20,600
Net operating loss	5,400
Total deferred tax asset	293,000
Deferred tax liability:	
Unrealized gain on investment in marketable securities	1,600
State taxes	20,800
Total deferred tax liability	22,400
Deferred tax asset, net	$ 270,600

The Company has a state net operating loss of approximately $61,000 that is available to offset future taxable income. The net operating loss expires in 2013.

7. RELATED PARTY TRANSACTIONS

Limited Partners of the Partnership are also members of the Partnerships' advisory boards. The Partnerships have investments in entities whose boards of directors include individuals who are also partners of the Partnerships.

8. COMMITMENTS

The Company leases its office space under operating leases that expire in June 2006.

Future minimum lease commitments at December 31, 2003 are as follows:

Year Ending December	
2004	$ 312,617
2005	321,741
2006	163,545
Total	$ 797,903

9. NET CAPITAL REQUIREMENTS

Under Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital (as defined) and a ratio of aggregate indebtedness to net capital, both of which are defined terms, not to exceed 15 to 1. The Company's ratio at December 31, 2003 was 6.51 to 1. The basic concept of the rule is liquidity; with its objective being to require a broker-dealer in securities to have at all times sufficient liquid assets to cover its current indebtedness. At December 31, 2003, the Company had net capital of $99,693, which was $56,395 in excess of the amount required by the Securities and Exchange Commission.

10. RESERVE REQUIREMENT FOR BROKERS AND DEALERS IN SECURITIES

The Company is exempt from provisions of Rule 15c3-3 (per paragraph K(2)(B) of such rule) under the Securities Exchange Act of 1934 as an introducing broker or dealer transacting securities transactions on a fully disclosed basis. The Company does not maintain physical custody of securities. Because of such exemption, the Company is not required to prepare a determination of reserve requirement for brokers and dealers in securities.

11. LITIGATION

The Company is involved in various legal matters that arise in the normal course of conducting its business. In addition, during 2003, the Company was named in a lawsuit as well as the President and a former staff accountant of the Company. The parties believe the lawsuit has no merit. Legal costs relating to the lawsuit have been reflected as part of professional services in the statement of income for the year ended December 31, 2003. Management does not believe that the resolution of any of these matters will have a material adverse effect on the Company's financial position and results of operations.

* * * * * *

Deloitte.

Deloitte & Touche LLP
Suite 1900
701 "B" Street
San Diego, CA 92101-8198
USA

Tel: +1 619 232 6500
Fax: +1 619 237 1755
www.deloitte.com

March 31, 2004

Sorrento Associates, Inc.
4370 La Jolla Village Drive, Suite 1040
La Jolla, California 92037

In planning and performing our audit of the statement of financial condition of Sorrento Associates, Inc. (the "Company") for the year ended December 31, 2003 (on which we issued our report dated March 31, 2003), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by the Company (including tests of compliance with such practices and procedures) that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 nor in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System nor in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving the Company's internal control and its operation that we consider to be a material weakness as defined above:

> The size of the business and resultant limited number of employees necessarily impose practical limitations on the effectiveness of those internal accounting control practices and procedures that depend on the segregation of duties. Since this condition is inherent in the size of the Company, the specific weaknesses are not described herein, and no corrective action has been taken or proposed by the Company.

This condition was considered in determining the nature, timing and extent of audit tests to be applied in our audit of the 2003 financial statements, and this report does not affect our report on such financial statements dated March 31, 2004.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures which do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that, except for the effects, if any, of the condition discussed in the preceding paragraph, the Company's practices and procedures were adequate at December 31, 2003 to meet the Commission's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP